INVEST IN **SLEEPSPACE**

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World's First "Smart Bedroom" Platform & Operating System For Sleepers and Doctors. 🌙

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Deeper sleep starts tonight
GET THE FREE APP
FALL ASLEEP FASTER
SLEEP DEEPER
WAKE UP REFRESHED

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Highlights

1. Our mission: end sleeplessness. ✨ 1 in 3 American's have a sleep disorder; $73B annual spendings in USA on sleep aids. 🌎
2. SleepSpace solves sleep problems using proven digital diagnostics & CBTi therapeutics administered by sleep doctors. 👩‍⚕️
3. Clinical trials with $3.5 Million in grants awarded from National Institute of Aging & National Science Foundation.🥇
4. $1.2M+ prior round by top VCs: UpVentures, Quake Capital, Bulletproof Media, LSVP, and AVG Fund. 💰
5. Monetization via 2000+ B2C subscriptions ($10K MRR). 📈
6. SleepSpace Smart Bedroom plug-n-plays with Apple, Google, Amazon, Oura Ring, Garmin & Biostrap. ⌚
7. Barriers to entry include AI algorithms and 4 utility patents for detecting and enhancing sleep. 📚
8. All-star team of sleep scientists, doctors, tech geeks, and experienced entrepreneurs. 💞

Our Team



Dr. Daniel Gartenberg Chief Executive Officer & Co-founder

World-renowned Sleep Scientist. TED Talk (4+ million views). Adjunct Professor at Penn State University. Featured on the Today Show, NY Times, The Washington Post, NPR, and CNN Business.

> Besides breathing, sleep is the human behavior that we do the most of. If we could just improve it slightly each night it will have a revolutionizing impact on health and productivity worldwide.



Melissa Mueller Chief Product Officer & Co-founder

Standford Grad with Honors. Founder of Designery. 20+ years designing and optimizing best-in-class product experiences applying the latest neuroscience principles.



Dan Roberts Chief Scientific Officer

PhD in Human Factors and Applied Cognition, with over 10+ years of experience in experiment design and data analysis with over 30 peer-reviewed publications.

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SLEEPSPACE®
Deeper sleep starts tonight™
Dr. Dan Gartenberg, CEO & Founder
dan@sleepspace.com


THE MASSIVE MARKET SIZE FOR SLEEP
CDC declares sleep disorders a public health epidemic
1 in 3
AMERICANS HAVE A SLEEP DISORDER
$73B+
CONSUMER SPENDING ON SLEEP AIDS
CDC
SLEEPSPACE


WHY BUSINESSES INVEST IN REST
50% of the Fortune 500 will execute sleep programs
$1685
PER EMPLOYEE ANNUALLY FOR ABSENTEEISM
$1967
PER EMPLOYEE ANNUALLY FOR PRODUCTIVITY LOSS
$3000
PER EMPLOYEE ANNUALLY FOR EXCESS HEALTH COSTS
SLEEPSPACE


A WIDE SPECTRUM OF SLEEP ISSUES
Solving common and chronic sleep problems is complicated
THOSE WHO STRUGGLE FALLING ASLEEP (68%)
THOSE WHO SNORE (48%)
THOSE WHO HAVE SLEEP APNEA (12%)
THOSE WHO TAKE PILLS (4%)
THOSE WHO HAVE INSOMNIA (60%)
THOSE WHO DON'T GET ENOUGH DEEP SLEEP (37%)
THOSE WHO USE WEARABLES (15%)
SLEEPSPACE


TODAY'S SILOED SLEEP-AIDS
If only someone could unite this siloed sleep space?


Simmons Bedding
Casper
RESIDENT
NATROL
AMBIEN
Environment
Technology
Treatments
• Mattresses/pillows
• Curtains/shades
• Lighting
• Temperature control
• Sleep trackers
• Sleep sounds
• Guided meditations
• Smart alarm clocks
• Prescriptions
• Doctors/clinics
• Sleep coaches
• Surgery
ŌURA
Sleep Cycle
Sleepio
ResMed
SLEEPSPACE
Investing in the growing sleep health economy, McKinsey 2017
5


DOCTOR ADMINISTERED SLEEP SOLUTIONS
SleepSpace is the Critical Loop Between Sleep Doctors & Patients
• CBTi Telehealth Services
• World's First Digital Sleep Diary
• Sleep Operating System
NIH
•$3.5MM in Awarded Grants
• Clinically Validated
• HIPPA Compliant
EMPLOYEE EXPERIENCE
SLEEP DOCTOR EXPERIENCE
SLEEPSPACE
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WHY SLEEPSPACE?
World's first all-in-one sleep app, OS and platform
SLEEPSPACE
fitbit
Calm
Sleepio
talkspace
SLEEP SOUNDS & MEDITATIONS
WEARABLE DATA SYNCING
ADVANCED SLEEP TRACKING
DIGITAL THERAPEUTICS
SLEEP DOCTORS
SLEEPSPACE
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NATIONAL INSTITUTES OF HEALTH AWARDS
$3.425 million in grants for a scientifically validated, FDA approved solution
First utility patent granted Brought sleep detection with wearables to Fortune 500 companies
Awarded $925K SBIRs from NIH and the National Science Foundation (NSF)
Applied for a Phase II SBIR to run a clinical trial to create a new form of digital therapy & 2 more patents
Apply for fast track FDA approval to diagnose/treat insomnia that clinicians can bill out with code G47.0 (insomnia)
2010
2015
2017
2019
2020
2021
FYE 2022
Validated cognitive tests for measuring fatigue in peer reviewed journals and launched the app Mind Metrics app
Granted second utility patent and validated our sleep detection and enhancement algorithms
Awarded $2.5MM from National Institutes of Health
Kickoff clinical trial with 100 participants over a 6 week period
FDA approves SleepSpace
NIH
FDA
SLEEPSPACE
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This slide contains forward-looking projections that cannot be guaranteed.


CONNECTS THE SMART BEDROOM
SleepSpace is the sleep operating system for smart bedrooms
7:30AM
85
SLEEP SPACE
CBT
SLEEPSPACE
APPLE WATCH • FITBIT • OURA RING • BIOSTRAP • DREEM RHYTHM • EIGHT MATTRESS • WITHINGS • BEDDIT • GARMIN
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A LEADING AUTHORITY IN SLEEP SCIENCE
SleepSpace is a recognized thought leader in applied sleep science


TED
4+ MILLION VIEWS
The New York Times
npr
CNN
Washington Post
Sleep Review
TIME
OURA
BIOSTRAP
LIFX
SAMSUNG
BIOBASE
fitbit
NIH
FDA
TED TALK ON THE SCIENCE OF DEEP SLEEP
AWARDED 2 SLEEP TECH PATENTS (2 PENDING)
5+ SCIENCE JOURNAL PUBLICATIONS
REGULAR MEDIA COVERAGE
TRUSTED AUTHORITY IN THE SPACE
SLEEPSPACE
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SLEEPSPACE
Becoming the #1 Sleep Operating System
Consumer App
SLEEPSPACE
Personalized Sleep App
• SleepSpace™
• $1M Angel round ($5M cap)
• 2 awarded patents (+2 pending)
• 60K+ installs | $3.50 CPI
• SaaS: $4.99 mo. | $29.99 yr.
• $32 LTV (72% annual subscribers)
• $3.5M (2x NIH grants awarded)
2020
Corporate Wellness
LIFX
Employee Benefit
• Sleep Age™
• $2M+ Seed Round
• Google/LIFX rollout
• Facebook enterprise rollout
• Dave Asprey sleep challenges
• FDA approval (fast-track)
• $2.2M in revenues FYE
• Less than 20% churn
2021
Healthcare
NIH
FDA
Telehealth
• Dr. Snooze™
• #1 Telehealth sleep OS (SOS)
• Healthcare providers and networks billed via insurers
• 3 FDA approved treatments
• 5+ published validation studies
• 40 sleep technicians
• $5.7MM Revenues
• 60% profit margins
2022+
Velocity in Engagement
Velocity in Revenue
11

This slide contains forward-looking projections that cannot be guaranteed.


DREAM TEAM
Our mission is to end sleeplessness
Daniel Gartenberg, PhD
Cofounder & CEO
• AKA Doctor Snooze
• 40 published articles
• 15 studies in journals
• TED Resident
• Paid sleep science expert to Fortune 500 companies
Melissa Mueller
Cofounder & Chief Product Officer
• 2 decades designing user experiences
• Served over 30 start-ups
• Stanford alum (honors)
Daniel Roberts, PhD
Chief Technical Officer
• Author of 10+ peer reviewed publications
• Expert in EEG analysis, auditory perception, and machine learning
Jeremiah J Merrick
Chief Technical Officer
• 22 years dev experience
• Expert in large datasets, email campaigns, and customer service
Ben Gottlieb
iOS Frontend Developer
• 2 decades developing on Apple platforms
• Five years engineering sleep-related iOS apps
"We believe that this team is uniquely able to execute on the science, technology, branding and marketing of a new sleep solution to change sleep and healthcare in America."
- Amy Coveny, Managing Partner, Quake Capital
SLEEPSPACE
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INVESTORS & ADVISORS
Balancing science, technology and healthcare
Martin Babinec
Founder of Trinet
Jeff Finkle
Chairman of Arc Angels
Daniel Taylor, PhD
University of Arizona
Professor, Sleep Doctor
Orfeu Buxton, PhD
Penn State Professor
Amy Coveny
Managing Partner of Quake Capital
Dave Asprey
CTO and cofounder of Basis & founder of Bulletproof
Barry Stamos
Serial Entrepeneur
Margeaux Grey, PHD
Registered Sleep Technologist
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